Covington & Burling llp

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WASHINGTON

July 2, 2009

BY FEDERAL EXPRESS

Mr. Jonathan E. Gottlieb
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Trustmark Corporation
File No. 000-03683
Form 10-Q for the Quarterly Period Ended March 31, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Schedule 14A filed April 3, 2009

Dear Mr. Gottlieb:

On behalf of our client, Trustmark Corporation (“Trustmark”), we submit the following responses to the comments on the above-referenced Form 10-Q for the Quarterly Period Ended March 31, 2009, Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”) and Definitive Schedule 14A filed April 3, 2009 (the “Definitive Schedule 14A”).  These comments were contained in the staff’s letter to Trustmark dated June 29, 2009.  The staff’s comments appear below in italics, followed by Trustmark’s response.

General

Comment 1:

Please file on EDGAR all correspondence, including your two letters of May 19, 2009.

Response to Comment 1:  Trustmark will file, as correspondence, this letter, our letter dated May 19, 2009 and our letter dated April 24, 2009.

Covington & Burling llp
Mr. Jonathan E. Gottlieb
U. S. Securities and Exchange Commission
July 2, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Comments 2-5:

We note your present various measures and ratios using tangible common equity.  These financial measures and ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP financial descriptions and ratios in the future, the staff notes the following:

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

To the extent that you plan to disclose these financial descriptions and ratios in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

To the extent these financial descriptions and ratios are disclosed in future filings with the Commission (including any amended filings), you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the financial descriptions and ratios as non-GAAP measures and comply with all of the disclosure requirements.

Response to Comments 2-5:  As we discussed, and as you confirmed, Comments 2-5 relate to Trustmark’s future filings.  In its future filings, commencing with Trustmark’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, Trustmark will label tangible common equity (“TCE”) as a non-GAAP measure and, in connection with its use and presentation of TCE, will make those disclosures required by Regulation G and Item 10(e) of Regulation S-K.

Trustmark will promptly file its Annual Report for the Fiscal Year Ended December 31, 2008 on Form 10-K/A (Amendment No. 1), a draft of which was provided to the staff along with our May 19, 2009 letter.   As we discussed, we understand that the staff does not have any further comments on the Form 10-K, and that its review of Trustmark’s filings is complete, provided Trustmark complies the undertakings set forth in this letter.

Covington & Burling llp

Mr. Jonathan E. Gottlieb
U. S. Securities and Exchange Commission
July 2, 2009

We have been authorized by Trustmark to confirm to the Staff as follows:

•	Trustmark is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Trustmark may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for all of your assistance with this matter.

Sincerely,

/s/ Jeremy L. Hirsh
Jeremy L. Hirsh

cc:	Ms. Christina Harley
U.S. Securities and Exchange Commission

Mr. Richard G Hickson
Mr. Louis E. Greer
Mr. T. Harris Collier, III
Trustmark Corporation